Exhibit 99

January 25, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation

We would like to inform you that the Reserve Bank of India (“RBI”) vide its letter dated January 25, 2024 addressed to Life Insurance Corporation of India (“LIC”), has accorded its approval to LIC for acquiring aggregate holding up to 9.99% of the paid-up share capital or voting rights of HDFC Bank Limited (“the Bank”).

The approval has been granted with reference to the application made by LIC to RBI. The aforesaid approval granted by RBI is subject to the conditions mentioned therein including compliance with the relevant provisions of the Banking Regulation Act, 1949, RBI’s Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023 (as amended from time to time), provisions of the Foreign Exchange Management Act, 1999, provisions of the regulations issued by Securities and Exchange Board of India, and any other guidelines, regulations and statutes as applicable.

LIC has been advised by RBI to acquire the aforesaid major shareholding in the Bank within a period of one year i.e. by January 24, 2025. Further, LIC must ensure that the aggregate holding in the Bank does not exceed 9.99% of the paid-up share capital or voting rights of the Bank at all times.

This is for your information and records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.